

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2009

Dale C. Ringgenberg
Senior Vice President, Treasurer and
 Chief Financial Officer
Anchor BanCorp Wisconsin Inc.
25 West Main Street
Madison, WI 53703

> **Re: Anchor BanCorp Wisconsin Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 11, 2009**
> **File No. 000-20006**

Dear Mr. Ringgenberg:

        We have completed our limited review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

                                    Sincerely,

                                    Mark Webb
                                    Legal Branch Chief